Mail Stop 6010

                                                December 22, 2005


Paul F. McLaughlin
Chairman and Chief Executive Officer
Rudolph Technologies, Inc.
One Rudolph Road
Flanders, New Jersey 07836

Re:	Rudolph Technologies, Inc.
	Amendment No. 1 to Joint Proxy Statement/Prospectus on Form
S-4
      Filed December 12, 2005
	File No. 333-127371

Dear Mr. McLaughlin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Did Rudolph`s board obtain a fairness opinion, page 3

1. Please revise this section to clarify, if true, that the opinion assumes that you will pay $60 million of the merger consideration in cash.

What do I need to do to make an election, page 7

2. We note your response to prior comment 4, however, your disclosure in this section and under "Election Procedures" on page 115 indicates that is possible that the election could be exercised by August`s shareholders after their vote on the merger. As such, it is unclear how Situation B set forth in Release No. 33-5927 is applicable.

What are the United States federal income tax consequences, page 9

3. We note your response to comment 7. However, contractual arrangements that you have made as part of your merger agreement are separate from your obligation to provide the disclosure and related opinion required by Item 4(a)(6) of Form S-4 and Item 601(b)(8) of Regulation S-K. Also, you should fully disclose uncertainties as described in previous comment 7. Therefore, we reissue the comment.

Merger Consideration, page 15

4. We note the disclosure you added in response to comment 10. If you structured the consideration formula to provide August shareholders value equal to $10.50 as of June 27, 2005, please expand your description accordingly.

Background of the Merger, page 63

5. Please disclose the merger consideration agreed upon in the merger agreement entered into by August Technology with Nanometrics on January 20, 2005.

6. We note your revisions on page 65 in response to comment 11.
With
a view toward clarified disclosure, please tell us the earnings multiples of you, August, KLA and the other companies that were the basis of the board`s analysis.

7. We note the disclosure added in response to prior comment 20. Please expand your disclosure to provide greater detail on why August
Technology`s board of directors concluded that August Technology was unable to terminate the Nanometrics merger agreement without Nanometrics` consent. For example, indicate how the board factored the lack of progress on integration issues into that conclusion and what other specific reasons supported that conclusion.

8. We note your response to comment 24. If the shares you are offering are accompanied by shareholder rights, please register those rights and provide an opinion regarding whether the rights are binding obligations of the registrant under the state law governing the rights.

9. We note your response to comment 25. However, your background discussion includes references to several reports and opinions that you do not address in your response. For example, we note the reference to Needham`s February 4 report on page 67 and the opinions of counsel mentioned on pages 68 and 75. Therefore, we reissue the comment. Also, please include all required consents.

10. Regarding the second paragraph to your response to comment 25, it is unclear how investors can evaluate your disclosure about the Needham & Company opinion of the Rudolph consideration without full disclosure about its conclusions regarding the Nanometrics transaction and the basis for those conclusions.

Events After Execution of the Rudolph/August Technology Merger
Agreement, page 79

11. Please briefly indicate what material changes to the merger agreement were effected by Amendment No. 1 to the merger agreement entered into on December 8, 2005.

12. With a view toward disclosure, please provide us with an update regarding the communications or other actions with respect to KLA`s indicated interest in acquiring August Technology.

Recommendations of August Technology`s Board of Directors..., page
82

13. Please disclose your response to comment 28.

Opinion of Rudolph`s Financial Advisor, page 86

14. We note the reference on page D-1 regarding the financial advisor`s previous advice regarding your rights plan. Please tell us why you did not discuss in this section that relationship and the related compensation.

Historical Exchange Ratio Analysis, page 88

15. Please provide a brief explanation so that it is clear to your shareholders why the implied premium in the last row of the last table on page 88 differs from the implied premium in the last table on page 89.

Opinion of August Technology`s Financial Advisor, page 93

16. Please disclose your response to previous comment 36.

17. Please revise your disclosure in the lead-in paragraph to the table at the top of page 97 to clarify how the implied stock ratios in the last column were calculated.

18. Please quantify 1.5% of the "aggregate transaction value" mentioned on page 100.

Litigation, page 109

19. Please explain the factual basis alleged to underlie the proceedings. Also disclose any monetary relief sought.

Conditions to Obligations to Complete the Merger, page 128

20. We note your response to the last sentence of comment 46. However, it remains unclear how waiver of the remaining conditions would never result in a need to resolicit proxies. For example, we note you can waive the condition regarding the occurrence of a material adverse event.

Undertakings

21. Please use the current version of required undertakings.

Exhibits

22. We note your response to prior comment 50. It remains unclear how you concluded that the agreements are not material given the circumstances of your transaction.

23. We reissue the last sentence of comment 49. The agreement mentioned in Item 601(b)(2) of Regulation S-K should not be conditioned on confidentiality.

Exhibit 5.1

24. Given the limitation in the first paragraph on page 2 that your counsel is opining "only as to the validity of the Shares under the
General Corporation Law of the State of Delaware," please have your counsel confirm to us in writing, and file their written confirmation as correspondence on the EDGAR system, that they concur with our understanding that the reference and limitation to "the General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Please see Section VIII, part 14 of the Current Issues Outline available at http://www.sec.gov/pdf/cfcr112k.pdf.

25. Please tell us the nature of the proceedings mentioned in clause
(ii) of paragraph two and why assumptions regarding those proceedings are necessary for the opinion given.

26. Given the date limitation in the fourth paragraph, please have your counsel update the opinion prior to the time you request acceleration of the effective date of the registration statement.

Exhibits 8.1 and 8.2

27. You should not file legal opinions that assume conclusions of law that are a necessary requirement for the opinion given. We note the assumption regarding due execution and delivery of documents. Please tell us the nature of the documents that are the subject of this assumption and why the assumption is necessary and appropriate for the opinions given.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with questions regarding our comments.

            Sincerely,



            Russell Mancuso
            Branch Chief


cc:	David M. Schwartzbaum, Esq. (via fax)
	Thomas R. King, Esq. (via fax)
	Robert K. Ranum, Esq. (via fax)
??

??

??

??

Paul F. McLaughlin
Rudolph Technologies, Inc.
December 22, 2005
Page 5